

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Joanna Coles
Chief Executive Officer
Northern Star Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Northern Star Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed February 1, 2021**
> **File No. 333-252603**

Dear Ms. Coles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed February 1, 2021

Cover Page

1.    Please amend your filing to disclose on the cover page that shareholders will not know the exact exchange ratio at the time of the shareholder vote.

Prospectus Summary
Risk Factors, page 31

2.    Please add a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in you or offering speculative or risky.  Please refer to Item 105(b) of Regulation S-K.

Risk Factors
Risks Related to New BARK's Business Following the Business Combination
"Certain of BARK's key performance indicators are subject to inherent challenges . . .", page 44

3.    Please briefly describe the "inherent challenges" referenced in this risk factor.

"As part of BARK's strategy, BARK seeks to obtain licenses enabling BARK . . .", page 48

4.    You disclose that "The license agreements BARK enters into to obtain these rights usually require BARK to pay minimum royalty guarantees that may be substantial."  Please amend your disclosure to provide a representative amount or range of royalties you are typically required to pay under these license agreements.

"Failure to comply with federal and state laws and regulations relating to privacy . . .", page 55

5.    We note your disclosure that "BARK's practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations." Please amend your disclosure to clarify whether you have procedures in place to ensure your compliance with these laws and regulations.

"If BARK cannot successfully manage the unique challenges . . .", page 65

6.    Please describe the intended timeline for BARK's expansion into international markets, or remove references to the same from your filing.

"New BARK's amended and restated certificate of incorporation provides that . . .", page 69

7.    We note your disclosure here and on page 69 that, "Unless New BARK consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act."  Please amend your disclosure to state federal and state courts have concurrent jurisdiction over claims arising under the Securities Act and that investors cannot waive the company's compliance with federal securities laws.

<u>The Business Combination Proposal</u>
<u>Structure of the Merger</u>
<u>Consideration to BARK Securityholders, page 83</u>

8.     Please amend your disclosure to briefly describe how you arrived at the amount of 150,000,000 for purposes of calculating the exchange ratio.

9.     Please reconcile for us the following statement appearing in the carry-over paragraph at the top of page 87:

   •   "Prior to the consummation of its initial public offering [on November 13, 2020], neither Northern Star, nor anyone on its behalf, contacted any prospective target businesses or had any substantive discussions, formal or otherwise, with respect to a transaction with Northern Star."

with the following statements in the last two paragraphs on page 87:

   •   "On November 11, 2020, Ms. Coles, Mr. Ledecky, Matthew Meeker, BARK's Executive Chairman, and Henrik Werdelin, BARK's co-founder and a member of its board of directors, held introductory calls, during which they discussed BARK's business objectives and whether a transaction with Northern Star would be in both companies' best interests. The parties also discussed the potential terms of a transaction with Northern Star."

   •   "On November 12, 2020, Mr. Ledecky sent a preliminary draft of a term sheet to the BARK board as a starting point for negotiations. The draft term sheet provided for merger consideration materially consistent with the consideration ultimately reflected in the Merger Agreement. Following discussions, the parties determined to skip a formal term sheet and proceed directly to the drafting of a definitive agreement."

<u>Background of the Merger, page 87</u>

10.    Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the lock-up agreements, the treatment of BARK's outstanding employee options, provisions for the exchange or assumption of BARK's other outstanding derivative securities, and provision for a cash retention pool.  In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.

11.    We note your disclosure that "[f]rom the date of the initial public offering through December 16, 2020, representatives of Northern Star met with and engaged in substantive discussions with a number of potential acquisition targets with respect to a potential business combination and discussed potential valuations and structure."  Please amend your disclosure in this section to provide a more detailed discussion of the alternative

targets considered by Northern Star, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.

12.     You disclose that the non-solicitation thresholds were revised throughout negotiations. Where you discuss these thresholds, please describe what the thresholds entail, including the thresholds upon which the parties eventually agreed.

13.     Please clarify whether legal counsel was involved in the preparation of the initial draft of the merger agreement sent by Mr. Ledecky to the BARK management team on December 2, 2020.

14.     We note on December 8, 2020, the parties entered into non-disclosure agreement covering the sharing of due diligence materials.  Please clarify when the due diligence process commenced and when it ended.

15.     Please clarify in the fourth paragraph on page 89 what you mean by "the wall crossing procedures for investors."

16.     Please describe in the third paragraph on page 90 the "potential risks relevant to BARK's business" that Ms. Coles and Mr. Ledecky presented to the Northern Star board at the meeting on December 16, 2020.

Certain Forecasted Financial Information for BARK, page 92

17.     Please amend your disclosure to briefly describe the "numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors," relied upon in determining BARK's financial projections.

Tax Consequences of the Merger, page 98

18.     Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Northern Star's securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Conditions to Closing of BARK, page 108

19.     Please briefly describe the "certain bring-down standards" to which Northern Star and BARK's representations and warranties are subject.

Effect of Termination, page 110

20.     You disclose that, in the event of proper termination by any of the parties, the Merger Agreement will be of no further force or effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than

liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination.  Please clarify the liabilities of each party if the Merger Agreement is improperly terminated.

Unaudited Pro Forma Condensed Combined Financial Statements
Combined Statement of Operations for the Six Months Ended September 30, 2020, page 116

21.     Your transaction accounting adjustments related to your "Weighted average common shares used to compute net income per share attributable to common stockholders" references footnote 6(d).  Per your pro forma adjustment footnote starting on page 124, this appears to be in regards to footnote 6(e).  Please revise accordingly.

The Charter Proposals, page 130

22.     Please describe the "certain other changes that the Northern Star board deems appropriate for a public operating company."  In this regard, we note your disclosure that "the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware is the sole and exclusive forum," but you do not describe a "choice of forum" provision in your discussion of the three charter proposals.  You also discuss the benefits of your supermajority voting provisions and your removal of the corporate opportunity doctrine disclosure, but do not describe these changes where you describe your charter proposals.  As a related matter, if shareholders are voting to include the choice of forum provision and supermajority voting provision, and to remove the corporate opportunity doctrine in your charter, please unbundle the choice of forum, supermajority voting, and corporate opportunity doctrine proposals from your other charter proposals to allow shareholders to vote separately on material matters.  Alternatively, provide us with your analysis as to why you are not required to unbundle the these proposals.  Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Limitation on Liability and Indemnification of Directors and Officers, page 141

23.     Please amend your filing to include risk factor disclosure related to the limitations on liability and indemnification provisions discussed in this section.

The ESPP Proposal
Summary of Material Features of the ESPP, page 155

24.     Please amend your disclosure in this section to describe the "cash retention pool," discussed throughout your filing, as it relates to your ESPP.

Business of Bark, page 167

25.    Please describe in this section the in-licenses to entertainment, sports and other branded properties you refer to in the risk factor beginning on page 48.  In doing, so please describe the duration and effect of the licenses, as well as their financial terms.

Who We Are, page 167

26.    You disclose that "[o]ur direct to consumer and subscription products drive the majority of our revenues with more than 1.5 million Active Subscriptions as of September 30, 2020."  In appropriate place in your filing, please disclose the percentage of total revenue attributable to direct to consumer and subscription products compared to sales of your products to retailers and through marketplaces.

Our Momentum, page 169

27.    To provide investors with context regarding your disclosure about your momentum, please amend your filing in this section to provide a definition for "active subscriptions," "average monthly subscription churn," and "new subscriptions."

Our Strengths, page 173

28.    Please briefly describe how you calculate "lifetime value," including the relevant measuring period.

Bark's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 186

29.    Please revise to present your discussion of your GAAP results of operations with equal or greater prominence to your non-GAAP results. In this regard, we note your discussion of non-GAAP results is provided in the section prior to discussing your GAAP Results of Operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Components of Results of Operations
Revenue, page 187

30.    To provide context for your discussion on page 171 of your different product offerings, including your statements about your growth potential related to each offering, please provide a discussion of the contribution of each to your total revenue in an appropriate place in your filing.  Please also clarify whether the monthly rates differ for each type of subscription box, and whether there is a meaningful difference in margins for each type of product offering.

Description of New BARK's Securities After the Merger
Corporate Opportunity Doctrine, page 217

31.     Please amend your filing to provide relevant risk factor disclosure related to the removal of the corporate opportunity doctrine provisions from your charter, including the conflicts of interest that may result from the provision as it relates to your prospective management's outside activities.

Certain Anti-Takeover Provisions of Delaware Law and New BARK's Proposed Second Amended and Restated Certificate of Incorporation, page 225

32.     Please amend your filing to include risk factor disclosure related to the anti-takeover provisions described in this section.

Financial Statements, page F-1

33.     Please update the financial statements and financial information included in the filing. Refer to Rule 8-08 of Regulation S-X.

Barkbox, Inc.
Consolidated Audited Financial Statements as of and for the Years Ended March 31, 2020 And 2019
Notes to Consolidated Financial Statements
3. Revenue from Contracts with Customers, page F-61

34.     Please tell us your consideration of providing disaggregated revenue from contracts with customers for your Bark Box and Super Chewer offerings. Refer to ASC 606-10-50-5 and 55-89 through 55-91.

6. Debt, page F-63

35.     Reference is made to your discussion of the Convertible Promissory Notes beginning on page F-64. Please tell us and disclose the conversion price. Refer to ASC 470-20-50. In addition, please explain why these notes are not included as potentially dilutive in the first table on page F-72.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.  Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc:     Jeffrey M. Gallant, Esq.